1985 Cedar Bridge Avenue Suite 1 Lakewood, NJ 08701
Joseph E. Teichman jteichman@lightstonegroup.com M 848.240.3949

July 7, 2020

VIA EDGAR AND EMAIL

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc.
Schedule TO-I Filed on June 15, 2020
File No. 005-86416

Dear Ms. Chalk:

On behalf of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”) I am writing in response to an oral comment from the Staff regarding the above captioned tender offer to purchase up to 225,000 shares of its common stock, par value $0.01 per share (the “Shares”) pursuant to an Offer to Purchase and Letter of Transmittal filed as exhibits to a Schedule TO filed with the Commission on June 15, 2020, as amended by Amendment No. 1 to Schedule TO filed on June 26, 2020 (the “Offer”).

1.
Refer to the following disclosure in the last paragraph of this section on page 18: “The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (other than any action or omission to act by us), and may be waived by us, in whole or in part, at any time…Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired and be terminated.”  These statements suggests you may become aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without you making a disclosure. To the extent you become aware of any condition being triggered that would enable you to terminate the Offer, and you elect to proceed with the Offer anyway, we view that decision as tantamount to a waiver of the condition.  Please confirm that if an Offer condition occurs, the Company will promptly disclose that the condition has occurred and whether the Company has elected to waive the condition or terminate the Offer through a filing of an amendment to the Schedule TO.

The Company undertakes that if a condition to the Offer listed in Section 6 of the Offer to Purchase occurs, the Company will promptly disseminate disclosure that the condition has occurred and whether the Company has elected to waive the condition or terminate the Offer through a filing of an amendment to the Schedule TO.

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you should have further questions or require additional information, please do not hesitate to call Terri Reynolds directly at 848.340.3949 or the undersigned at 732-987-8678.

Very truly yours,

/s/ Joseph E. Teichman
Joseph E. Teichman